Exhibit 99.1

Ability Inc.

(“The Company”)

June 14, 2021

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.
	www.isa.gov.il	www.tase.co.il

Immediate report regarding Reduction of the salaries of the company's CEO and CTO

The Company hereby reports that as part of the Company's actions to reduce its expenses, which include among others layoffs and reduction of the salaries of the Company's employees, on June 14, 2021, the Company's Board of Directors, decided to approve a 50% reduction in the salaries of Messrs. Anatoly Hurgin, CEO and Chairman of the Board of Directors, and Alexander Aurovsky, CTO and Director.

It should be noted that salaries of Messrs. Hurgin and Aurovsky were not paid since September 2019, but were accrued for, as stated in the Company's Periodic Report for 2020 which was published on March 29, 2021 (Reference No.: 2021-01-049623) and is included in this report by way of reference.

Sincerely,

Ability Inc.

Signed by:

Evyatar Cohen, CFO